March 1, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Sect on 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Apollo Commercial Real Estate Finance, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 1, 2013. This disclosure can be found on page 4 of the Annual Report on Form 10-K and is incorporated by reference herein.

Very truly yours,

Apollo Commercial Real Estate Finance, Inc.

By:	/s/ Stuart Rothstein
	Name:	Stuart Rothstein
	Title:	Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

APOLLO COMMERCIAL REAL ESTATE FINANCE, INC.

9 WEST 57TH STREET

NEW YORK, NEW YORK 10019

212.822.0600

www.apolloreit.com